

ATTORNEYS AT LAW

	Broomfield, CO
	720 566-4000
Five Palo Alto Square	Reston, VA
3000 El Camino Real	703 456-8000
Palo Alto, CA	San Diego, CA
94306-2155	858 550-6000
Main 650 843-5000	San Francisco, CA
Fax 650 849-7400	415 693-2000

www.cooley.com

JAMES F. FULTON, JR.
(650) 843-5103
fultonjf@cooley.com

June 8, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 04-06
Washington, D.C. 20549
Attention: Neil Miller

Re: **Website Pros, Inc.**
      Registration Statement on Form S-1 (File No. 333-124349)

Ladies and Gentlemen:

On behalf of our client, Website Pros, Inc. ("Website Pros" or the "Company"), we are electronically transmitting a conformed copy of the Company's Amendment No. 1 to its registration statement on Form S-1 (the "Registration Statement"), marked to show changes from the registration statement filed with the Commission on April 27, 2005. In addition, with the hard copy of this letter we are providing to you the supplemental information you requested in several of your comments. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 1.

Amendment No. 1 is being filed in response to your letter dated May 27, 2005, setting forth the Staff's comments regarding the registration statement.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.

General

1.   *We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process your amendments once a price range is included. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.*

     The Company understands that the Staff will need sufficient time to process the amendment once the Company has included the price range in the preliminary prospectus, and that the Staff may raise additional issues on areas not previously commented upon in response to the disclosure.

2.   *We note the inclusion of red herring language in the cover page. Please confirm that you have not yet circulated the preliminary prospectus.*

     The Company confirms that it has not yet circulated the preliminary prospectus.

Cooley Godward LLP

Neil Miller
June 8, 2005
Page Two

3. *Please confirm that our courtesy copy includes all diagrams, pictures and graphic information to be used in the prospectus. Noting the graphics on the page immediately prior to the table of contents, it appears that the "affordable," "award-winning," "proprietary workflow" and "strategic marketing relationships" language contains technical jargon and may be unnecessarily repetitive of other disclosure. Please revise as appropriate. For guidance, please refer to the Gatefold Graphics discussion in Section VIII of the Division of Corporation Finance: Current Issues and Rulemaking Projects Quarterly Update (March 31, 2001). In this regard, please supplementally advise as to the use of the term "award-winning." We note the use of this term both here and in business to describe your NetObjects Fusion software, yet we are unable to find any discussion.*

   The Company confirms that the Staff's courtesy copy included all diagrams, pictures and graphic information to be used in the prospectus. The graphics on the inside front cover and inside back cover have been revised, and the gatefold removed, in response the Staff's comment. The term "award-winning" has been removed from the disclosure on page 53 in response to the Staff's comment.

4. *Please provide us with relevant portions of the research you cite in the prospectus (e.g., Jupiter Research and the International Data Corporation Reports for March 2004 and May 2004.) Also, tell us whether all or any of the reports were prepared for you or published generally and if the latter, please explain how they are publicly available. To the extent that the information is not publicly available, please file experts' consents as exhibits to the registration statement, as required by Rule 436 of Regulation C.*

   Enclosed herewith the Company supplementally provides you with the relevant portions of the research data cited in the Registration Statement. The Company supplementally advises the Staff that none of the research data cited was commissioned by the Company or prepared specifically for the Company's use, and that all of the data is publicly available for a fee.

5. *Please define the terms "website provisioning" and "paying subscribers" the first time that they are used. We note that the latter term is defined for the first time on page 24.*

   The disclosure has been revised on page 1 in response to the Staff's comment. In further response to the Staff's comment, the disclosure has been revised throughout to replace "provisioning" with "publishing."

6. *We note you filed two Forms D on April 29, 2005 and five more on May 16, 2005. We presume that the April transactions relate to your April 2005 acquisitions. Please advise.*

   The two Forms D filed on April 29, 2005 related to the Company's issuance of shares of its Common Stock in connection with the Leads.com, Inc. acquisition and the E.B.O.Z., Inc. asset acquisition. The five Forms D filed on May 16, 2005 related to the grant of options to certain of the Company's officers in prior periods, for which it was discovered no Form D had previously been filed.

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Neil Miller
June 8, 2005
Page Three

Outside Front Cover Page

7. *Please delete the words, "Sole Book-Running Manager" from the outside front cover page of the prospectus, since the meaning and significance of this reference to potential investors is unclear and an explanation would not be consistent with Rule 421(d).*

    The words "Sole Book-Running Manager" have been deleted from the outside front cover page and outside back cover page in response to the Staff's comment.

8. *Please state how the underwriters will apportion between the registrant and selling shareholders should the underwriters not exercise the complete overallotment amount (e.g., apportionment would be done on a pro rata basis).*

    The disclosure has been revised on page 94 in response to the Staff's comment.

Summary

9. *Please revise your opening paragraph to clarify that the summary contains the material terms of the offering and remove any implication that your summary does not contain all information an investor should consider before buying shares. As you know, a summary by its very nature is not a complete recitation of all possible information.*

    The disclosure on page 1 has been revised in response to the Staff's comment.

Website Pros

Our Business, page 1

10. *Please provide support for the statement that you are "a leading provider of Web services and products that enable small and medium-sized businesses to establish, maintain, promote and optimize their Internet presence." Further, please revise your disclosure to include the measurement or metric that you are using to gauge you are a leader in your industry, i.e., number of customers, gross revenues, net income, etc. Please also provide supplemental support for your statement that you have 43,000 paying subscribers.*

    In response to the Staff's comment, the disclosure has been revised on page 1 to disclose that the Company is using the number of its subscribers as the metric to gauge that it believes it is a leader in its industry. The Company supplementally advises the Staff that it knows of no publicly-traded companies that provide Web services and products that are substantially similar in breadth and depth to the Company's combined offerings. The Company believes its most direct competition comes from small, often local or regional, privately-held companies for which public information is extremely limited. The Company respectfully submits, however, based upon its experience and its discussions with some of its customers, that it believes that these private companies are most often businesses with fewer than five employees that rely on word-of-mouth

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June 8, 2005
Page Four

or limited local advertising to sell their services. The Company believes that businesses of this nature are unlikely to have a customer base as large as the Company's customer base.

In response to the Staff's request for supplemental support for the Company's statement that it had 43,000 paying subscribers as of March 31, 2005, the Company supplementally advises the Staff of the following information regarding how the Company determines the number of paying subscribers:

The Company's billing system automatically assigns a unique numerical customer identification number ("Customer ID") to each customer. When an additional service or product is sold to an existing customer, the sales team searches the database and assures that the product is assigned to the existing Customer ID. The Company's quality assurance department further assures that data for new sales is input accurately into the database. The Customer IDs are maintained in the Company's database, which also includes customer billing information and various status indicators that drive workflow production and billing processes. As various billing programs are run on a daily and monthly basis, batch processes generate billing transactions, the results of which are recorded in the database as having either completed successfully or failed ("bill status"). On a monthly basis, various reports are run which query the database and report all billing transactions for the reporting period, including, among other things, the bill status by Customer ID. The successfully completed transactions are recorded as billings for revenue recognition purposes in the Company's accounting system.

The 43,000 paying subscribers referenced in the registration statement were customers (1) for whom the Company had a Customer ID as of March 31, 2005, (2) that had not cancelled the services as of March 31, 2005, (3) whose subscriptions for the Company's services had extended beyond the free trial period, and (4) for whom the Company had not had a failed billing result in the billing cycle ended March 31, 2005.

The Company further validated this figure by generating the billing data files for March 2005 for each billing method. The Company isolated the successful billing transactions and counted the unique Customer ID numbers within each data file. The sum of these records plus the number of active, unique customers who successfully billed in advance on a quarterly, semi-annual or annual basis in a prior period (represented in deferred revenue) equals the number of paying subscribers.

Supplementary supporting spreadsheets, though voluminous, can be provided upon the Staff's request.

11.   *We note your inclusion of Discover Financial Services, Inc., Network Solutions and IBM as companies for which you have a strategic marketing relationship. From disclosure elsewhere, we understand the importance of Discover Financial Services on your historical revenue, however, the importance of Network Solutions and IBM is unclear. Please revise to quantify the percentage of revenues or leads channeled from these partners or otherwise describe why you believe your relationships to these companies to be strategic and material to include in the summary.*

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Five

> The disclosure has been revised on page 57 in response to the Staff's comment.

Market Opportunity, page 1

12. *We note your citation to the March 2004 IDC report that includes projections indicating that there are 21 million small and medium sized business consisting of 13.5 million home-based businesses and another 8.2 million businesses with 100 employees or fewer. For purposes of clarity, please revise to describe how IDC defines these small and medium sized businesses. We note your disclosure on page 43.*

> The disclosure has been revised on page 1 in response to the Staff's comment.

Recent Acquisitions, page 3

13. *Please briefly discuss the total consideration paid to acquire Leads.com, Inc. and E.B.O.Z., Inc. as well as how the purchase price was determined.*

> The disclosure has been revised on page 3 in response to the Staff's comment. The Company supplementally advises the Staff that the purchase price for both of these acquisitions was determined through arms-length negotiation between the parties and was based upon numbers of shares to be issued and the percentage of the total shares outstanding that those shares would represent, independent of dollar value.

Risk Factors, page 7

14. *Please note you are required to disclose the "most significant factors" that make this offering speculative or risky. Please revise the first paragraph of this section to indicate clearly that you are including a description of all material risks associated with the offering of shares of your common stock. Refer to Item 503 of Regulation S-K.*

> The disclosure has been revised on page 7 in response to the Staff's comment.

15. *Item 503(c) of Regulation S-K states that issuers should not present risk factors that could apply to any issuer or to any offering. For example, the risks you describe on pages 9 and 12-14 regarding likely fluctuations in your financial results, difficulty implementing appropriate controls and procedures, being a public company, and due to that Sarbanes-Oxley Act of 2002, the potential lack of opportunity to attract qualified officers and directors could apply to nearly any issuer in any industry. If you elect to retain these general risk factors in your prospectus, please clearly explain how they apply to your industry, company or offering. For example, explain why you are concerned about quarterly fluctuations. Have quarterly results fluctuated materially in the past? If so, explain the circumstances surrounding your historical experience with this risk and how your business was affected. As another example, is there a specific reason why you believe you will be unable to attract officers and directors based on your need to comply with Sarbanes-Oxley?*

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Six

The risk factor disclosure has been revised in response to the Staff's comment.

16. *We note your disclosure on page 41 and F-8 regarding your foreign currency exchange risk including changes in the Euro and that sales in Germany represented over 90% of your European revenue in 2004. We are unclear, however, why F-8 expresses this percentage in terms of international revenue rather than European revenue. Please advise or revise. Please consider including a separate risk factor reflecting any material risks in this area and if material, a discussion of foreign operations and sales in management's discussion and analysis.*

The disclosure has been revised on page 45 in response to the Staff's comment. The Company supplementally advises the Staff that it does not believe it faces any material risk related to foreign currency exchange as international revenue is a small component of the Company's total revenue.

Most of our Web services are sold on a month-to-month basis, and if our customers either are... page 7

17. *Explain why you are experiencing a high turnover rate in your customer base. Here, or elsewhere as appropriate, discuss what you are doing to address this issue.*

The disclosure has been revised on page 7 in response to the Staff's comment. The Company also notes that its efforts to manage turnover is disclosed on pages 51, 54 and 55.

Our business depends in part on our ability to continue to provide value-added Web services... page 9

18. *We note your disclosure regarding certain service providers that enable you to provide your services. Please revise to quantify what you mean by "short notice" termination.*

The disclosure has been revised on page 10 in response to the Staff's comment.

Accounting for acquisitions under generally accepted accounting principles... page 11

19. *Briefly disclose the amount of goodwill associated with the Leads.com acquisition.*

The disclosure has been revised on page 12 in response to the Staff's comment.

Use of Proceeds, page 19

20. *You state that you "have not made any specific plans with respect to the use of the net proceeds of this offering." Have you prepared business plans to incur expenses or engage in activities that could not be funded with the cash flow you anticipate from continuing operations? If so, it appears that you have a plan to use the funds from the offering, which you should more specifically disclose. Please provide a detailed supplemental analysis and revise as appropriate.*

In response to the Staff's comment, the Company respectfully advises the Staff that it has not made any specific plans to incur expenses or engage in activities that could not be funded with expected cash flow from continuing operations.

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Seven

21. *As a follow-up to the comment above, we note from the third paragraph in this section that you expect to use the net proceeds for working capital and general corporate purposes; however, you then describe specific uses such as:*

    - *sales and marketing expenses;*

    - *research and development expenses;*

    - *capital expenditures; and*

    - *acquisitions and investments in businesses, services, products or technologies complementary to your current business.*

    If you are not able to fund these expenses with currently available resources, they would be considered planned uses of proceeds that you should describe and quantify under "Use of Proceeds." In this regard, we note that your disclosure on page F-4 stating you generated $293,000 in net income, but experienced a net loss attributable to common stockholders of ($47,000) for the three months ended March 31, 2005. Utilizing bullet points rather than a serial list, please revise to quantify the amount of your proceeds allocated to each use. We note your disclosure on pages 26 and 40 describing your intention to upgrade and extend your service offerings, develop new technologies, expand domestic and international activities, add additional sales personnel, website development staff, professional service and custom design resources.

    In response to the Staff's comment, the disclosure has been revised on page 19 to clarify that the Company has not made any specific plans to utilize the expected proceeds from the offering.

Capitalization, page 20

22. *Tell us why you have not included the E.B.O.Z. acquisition shares in the pro forma as adjusted column. We may have further comment upon completion of the information included.*

    As discussed more fully in response to the Staff's comment #81 below, the Company respectfully advises the Staff that it is not required to include either financial statements for E.B.O.Z. or *pro forma* financial statements for the Company showing the effect of the E.B.O.Z. asset acquisition. In response to the Staff's comment, the Company respectfully submits that because the financial statement data included in the prospectus are not required to, and do not, incorporate (in a *pro forma* fashion or otherwise) the E.B.O.Z. asset acquisition, the Company concluded that including the shares issued in connection with the E.B.O.Z. asset acquisition in the pro forma as adjusted column would be confusing to investors.

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Eight

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview, page 24

23. *We note your disclosure throughout the prospectus emphasizing the importance of lead generation for new subscriber services from entities such as Discover for which you have a strategic marketing relationship. As a key performance indicator and operational goal to generate new and additional revenues, lead generation and more importantly, lead conversion, actually converting from a lead to becoming a paid subscriber, appears to be material to your overall operations and a key to management's ability to manage the company, increase your customer base and anticipate future trends with your customers. Based on the importance you have placed on this key indicator, revise your MD&A to disclose the lead conversion rate for leads provided to you from Discover, Network Solutions and IBM. Further, please provide any additional performance metrics on which management relies to determine the direction of your finances and operations. For guidance on key financial and non-financial performance indicators, please refer to Sections III.A and III.B.1. of Release No. 33-8350 (December 29, 2003).*

    The Company respectfully advises the Staff that we do not believe the rate at which leads convert into paying subscribers is material to its business, and accordingly it does not measure this metric on an ongoing or regular basis or manage the Company's business to this metric. The Company further advises the Staff that the Company analyzes the characteristics of each potential customer that is provided by its strategic marketing relationships and, based on the Company's prior experience, distills those potential customers into a list of only those prospects that the Company believes are most likely to become paying subscribers. The Company then markets its Web services and products to this refined list of potential customers.

    The disclosure has been revised on page 25 in response to the Staff's comment to more clearly indicate additional performance metrics on which management relies to determine the direction of the Company's finances and operations.

24. *Based on your Results of Operations' disclosure on pages 31-38, it appears that since 2002, your subscription revenues increased each year while your other sources of revenues decreased as a percentage of total revenue. Please revise to provide management's insight regarding this trend. See Item 303(a)(3)(ii) of Regulation S-K.*

    The disclosure has been revised on pages 26 and 27 in response to the Staff's comment.

25. *We note your brief references throughout the prospectus and on pages 72-73 regarding your recapitalization and issuance of a significant number of shares of Series A and B convertible redeemable preferred stock. Consider including management's insight into your recapitalization, issuance of the Series A and D convertible redeemable preferred stock and impact on your operations in the overview.*

    The disclosure has been revised on page 24 in response to the Staff's comment.

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June 8, 2005
Page Nine

Revenue

Subscription Revenue, page 32

26. *We note your risk factor disclosure on page 7 of a high turnover rate in your customer base while your subscription revenue disclosure on pages 32 and 33 shows subscriber growth in the latest year and interim period ended March 31, 2005. In order to clarify and disclose any trends within the various subscription offerings please revise your MD&A to address the customer base cancellations and increases among your various subscription offerings. In this regard, disclose a quantification of your subscriber activity over the three year periods by type of subscription offering. Disclosure of these non-financial variables may be material to investors, and may therefore be required.*

In response to the Staff's comment, the disclosure in Management's Discussion and Analysis has been revised to include two key business metrics, net subscriber additions and monthly turnover. In further response to the Staff's comment, the Company has provided a discussion of the trends of these two metrics over the three years described. The Company respectfully advises the Staff that it does not utilize metrics on individual subscription offerings in managing the business.

27. *You disclose throughout MD&A certain elements causing increases and decreases to revenues and expenses. For example, license revenues increase because of the success of the NetObjects Fusion version 8.0 release while subscription revenues increase because of outbound telesales staff increases or expansion of your subscription package. In these and other cases you do not clearly quantify the effects of these causes. Please revise your MD&A to quantify the changes and disclose whether they constitute any known trends that are reasonably likely to materially impact future operations and liquidity. See Item 303 of Regulation S-K.*

In response to the Staff's comment, the Company has revised its disclosure throughout the Management's Discussion and Analysis to further quantify, where possible, the effect of certain elements causing increases and decreases to revenue and expenses. In further response to the Staff's comment, the Company has identified any known trends.

28. *We note your discussion of an increase in the predominant source of revenue: subscription revenue. We also note an increase in cost of revenue based on an overall increase in the number of subscribers. In order to provide a clearer picture of these changes in revenue, in addition to your gross margin disclosure, please consider including disclosure regarding the change in revenue and cost per average subscriber in dollars. By including an average gross and cost per subscriber, your disclosure may more easily demonstrate whether or not you are benefiting from increased marketing and economies of scale. Similarly, if not unduly burdensome, please revise your disclosure to include a per subscriber subscription revenue and cost of subscription revenue measurement comparing fiscal year end 2003 and 2004 on pages 33 and 34 and year end 2002 and 2004 on page 35.*

In response to the Staff's comment, the Company supplementally advises the Staff that the Company does not manage its operations based upon a per subscriber metric from either a

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Neil Miller
June 8, 2005
Page Ten

revenue or an expense perspective. Accordingly, these metrics are not available and producing them would be unduly burdensome. The Company respectfully directs the Staff to the Company's response to the Staff's comment #23, in which the Company has identified the key metrics that are measured and that management relies upon to determine the direction of the Company's finances and operations.

Operating Expenses, pages 34 and 36

29. *We note disclosure here and on page F-12 regarding bad debt expenses. Please revise to describe the nature of these bad debt expenses and reconcile the changes in your discussion here with the table provided on F-12.*

The Company supplementally advises the Staff that the allowances presented on page F-15 include provisions for anticipated refunds, chargebacks, and automated clearinghouse ("ACH") returns that are charged directly against revenue. The balance of the provision is charged to bad debt expense. Bad debt expense is comprised primarily of bad debt losses associated with billings through the local exchange carriers and billings related to the Company's software product, NetObjects Fusion.

In response to the Staff's comment, the Company has revised the disclosure on pages 38, 39 and F-9 to clarify that the bad debt reported is exclusive of provisions made to the allowance for doubtful accounts for anticipated refunds, chargebacks and ACH returns.

Liquidity and Capital Resources, page 39

30. *Your discussion of operating cash flows is a recitation of items identified on the face of the statement of cash flows. This does not appear to contribute to an understanding of your cash flows, rather it repeats items that are readily determinable from the financial statements. Revise to address the material changes in the underlying drivers. See Section IV.B.1 of SEC Release No. 33-8350 for further guidance.*

The disclosure on pages 43 and 44 has been revised in response to the Staff's comment.

Contractual Obligations, page 40

31. *Please supplementally reconcile the disclosure regarding your operating lease obligation disclosure on page 40 with that on page F-36.*

The Company respectfully advises the Staff that the disclosure regarding its operating lease obligation disclosure on page 44 reconciles with page F-17. The disclosure set forth on page F-40 that is referenced by the Staff's comment is related to Leads.com, and was not included in the numbers disclosed on page 44.

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June 8, 2005
Page Eleven

Business, page 43

32. *Please provide a brief overview of the general development of Website Pros during the past five years. See Item 101(a) of Regulation S-K. Please also consider discussing research and development, if material. See Item 101(c)(1)(xi) of Regulation S-K. We note your brief discussion of research and development in management's discussion and analysis.*

     The disclosure has been revised on page 47 to include a brief overview of the Company's general development in response to the Staff's comment. The Company respectfully advises the Staff that it does not view its research and development activities as material to the Company.

Strategic Marketing Relationships, page 53 and Third-Party Providers, page 55

33. *Please revise to include the material terms of the agreements you have entered into with these entities, such as term and termination provisions. Please ensure that you set forth a materially complete description of your agreement with Discover Financial Services.*

     In response to the Staff's comment, the disclosure on page 59 has been revised to more clearly indicate that, with the exception of the Company's agreement with Discover Financial Services, the Company does not have any ongoing agreements or understandings with any of these third parties. In response to the Staff's comment, the disclosure on page 57 has also been revised to further describe the Company's agreement with Discover Financial Services.

Intellectual Property, page 55

34. *We note your statement that you "own the core technology" that you use to provide many of your subscription services on page 55 under the caption, "Third parties." Yet based on your disclosure on pages 3, 12-13 and in this section, it appears you own no patents and protect yourself with a combination of agreements, procedures, and copyright, trademark and trade secret laws. Please revise to specifically disclose here that you hold no patents and specifically describe the importance and duration of the intellectual property protections you do hold. For example, specify the type of copyright protection you hold including works made for hire, assignments or licenses. We note your discuss owning your proprietary workflow processes, but the precise type of "ownership" is unclear. Refer to Item 101(c)(1)(iv) of Regulation S-K.*

     The disclosure has been revised on page 60 in response to the Staff's comment.

35. *Further, with a view toward disclosure, please tell us whether you engage in the creation of joint works with your third party developers and whether you utilize open source software in your programming. If you hold only licenses to your products, please provide the material terms of these licenses from third parties.*

     The disclosure has been revised on page 60 in response to the Staff's comment. In further response to the Staff's comment, the Company supplementally advises the Staff that it does not engage in the creation of joint works with third party developers. The Company does utilize open

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Page Twelve

source software in its software product. The Company further respectfully advises that it owns its software product outright and does not rely on third party licenses with respect thereto except to the extent the Company believes the license is immaterial and could be replaced without material cost to the Company.

36.   *Please clarify the extent to which your products are substantially dependent upon third-party software.*

The disclosure has been revised on page 60 to clarify that the Company's software product is not substantially depended upon third party software in response to the Staff's comment.

Facilities, page 56

37.   *Revise to include all material terms of your major encumbrances, or leases, on these properties, such as lease payments and terms. See Item 102 of Regulation S-K.*

In response to the Staff's comment, the Company respectfully advises the Staff that other than the payment obligations and termination dates for its leases of real property described on pages 44 and 60, respectively, there are no encumbrances or other material terms of such leases.

Management, page 57

38.   *Please designate all directors who will serve as independent directors. In this regard, we note that you have designated Messrs. Parekh, Still and Maudlin independent for certain committees.*

The disclosure has been revised on page 61 in response to the Staff's comment.

39.   *Please revise to disclose your policy on making loans to executive officers and directors. We note your provisions in Article XIV of your bylaws regarding the ability of Website Pros to make loans to officers or other employees, including any officer or employee who is a director except as otherwise prohibited by applicable law.*

The disclosure has been revised on pages 65 and 66 in response to the Staff's comment.

Board Committees, pages 59-60

40.   *We note your discussion that you expect that the composition of your audit committee will comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC and Nasdaq at the time of completion of this offering. Since this is a firm commitment offering, please tell us why you are unable to disclose that you will comply with these requirements upon effectiveness. Further, tell us why you only expect your Board committees will be able to comply with these important requirements rather than will comply.*

The disclosure has been revised on page 63 in response to the Staff's comment.

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June 8, 2005
Page Thirteen

41.   *Please revise to state your policy should there be a tie-vote of the audit committee between your two independent directors, Messrs. Maudlin and Lieberman. Similarly, please revise to describe how you will resolve a tie-vote of your compensation and nominating and corporate governance committees. Alternatively, you may want to clarify that the number of directors on various committees will be expanded.*

The disclosure has been revised on pages 63 and 64 in response to the Staff's comment. The Company respectfully advises the Staff that the Company is in the process of seeking additional independent directors and plans to expand the number of directors on each of the audit, compensation, and nominating and corporate governance committees.

Executive Compensation, pages 62-63

42.   *Please ensure that your Option Grant Table uses the midpoint of the offering price range or the grant date valuation in order to calculate the potential realizable value and value of unexercised in-the-money options. Refer to Interpretation J.17 of the 1997 Division of Corporation Finance: Telephone Interpretations Manual, as well as Section IV.C of Release 34-32723.*

The Company confirms that upon determination of the offering price range the Option Grant Table will be revised to use the midpoint of the offering price range to calculate the potential realizable value and value of unexercised in-the-money options. The disclosure has been revised on page 66 in response to the Staff's comment.

Employment Agreements, page 63

43.   *We note that you will be filing your employment agreements with Messrs. Brown and Carney in a future amendment. Please ensure that material terms are fully explained, including any provisions for bonuses are explained, including performance goals and amounts. Please describe the "other customary benefits and terms" referenced in your disclosure. In light of these agreements, consider whether your risk factor disclosure on page 12 should be modified.*

The disclosure has been revised on page 67 in response to the Staff's comment. The Company respectfully advises the Staff that the risk factor disclosure on page 12 continues to be accurate, as the employment agreements for Messrs. Brown and Carney do not provide for any specified term of employment and, in fact, provide expressly that their employment is "at will" notwithstanding the availability of certain severance and vesting acceleration.

Benefits Plans, pages 64-71

44.   *For each of the 1999 and 2005 equity incentive, 2005 employee stock option, 2005 non-employee directors' stock option plans, please define the "specified types" of changes to your capital structure, corporate transactions or control transactions that may materially affect these plans and outstanding shares issued under these plans. We note upon the occurrence of one of these significant events, the outstanding options granted may be adjusted, fully accelerated or assumed,*

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Page Fourteen

> *continued or substituted by the surviving or acquiring entity. For example, we note multiple defined terms for these "events" in Section 2. of Exhibit 10.2.*

The disclosure has been revised on pages 68, 71, 72, 73 and 74 in response to the Staff's comment.

45. *Please revise to disclose when in April 2005 your shareholders adopted the 2005 incentive plans. Further, please include the material terms of all termination provisions including the termination dates for all 2005 incentive, stock purchase and option plans other than the 2005 equity incentive plan.*

The Company respectfully advises the Staff that its 2005 Equity Incentive Plan has not yet been approved by the Company's stockholders, but confirms that such approval will be obtained prior to the Registration Statement's effectiveness. Upon obtaining stockholder approval of the Company's 2005 Equity Incentive Plan, the disclosure will be revised to reflect the month and year of such approval.

In response to the Staff's comment, the disclosure has been revised on pages 72 and 74 to include the material terms of all termination provisions including the termination dates for the 2005 Non-Employee Director Stock Option Plan and the 2005 Employee Stock Purchase Plan.

1999 Equity Incentive Plan, page 64

46. *We note upon the execution of the Underwriting Agreement, this plan will terminate, but outstanding options will be governed by the terms of this agreement. Please describe whether this IPO will constitute a change of control, change of capital structure or significant corporate transaction.*

The disclosure has been revised on page 68 in response to the Staff's comment.

2005 Equity Incentive Plan, page 64

47. *Revise to describe the performance criteria the Plan Administrator will use when determining who will receive and amount of compensation that person will receive under the stock purchase award, stock bonus award and stock appreciation rights agreements.*

The disclosure has been revised on page 69 in response to the Staff's comment. The Company respectfully advises the Staff that the Plan Administrator is not bound by any specific criteria in determining the nature or amount of stock awards under the 2005 Equity Incentive Plan.

Certain Relationships and Related Party Transactions, pages 72-73

48. *Please revise to disclose the aggregate amount of consideration paid for transactions entered into in February 2002 and April 2005. Further, revise to disclose how management determined*

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the share prices for each transaction. We note many of the counterparties are either executive officers or directors of the registrant. Refer to Item 404 (a) of Regulation S-K.

The Company supplementally advises the Staff that the warrant issued to Atlantic Teleservices L.P. ("ATS") was issued to secure ATS's consent to the recapitalization. In addition, the Company respectfully advises the Staff that the issuance of stock to the stockholders of Leads.com in April 2004 was negotiated in an arms-length transaction, and neither Mr. Dengel nor Mr. Walrath was a stockholder, officer of director of the Company prior to the closing of the Leads.com acquisition. The Company did not negotiate these transactions based on the value of the shares issued or subject to the warrant or based on a price per share, in any of the referenced transactions.

Principal and Selling Stockholders, pages 76-77

49. *Please identify the natural persons who exercise sole/shared voting and/or dispositive powers over securities offered by the Insight Partnerships along with Mr. Parekh and Crosspoint Venture Partners. For guidance, please refer to Exchange Act Rule 13d-3 and Interpretation I.60 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.*

The disclosure has been revised on pages 79 and 82 in response to the Staff's comment.

50. *Tell us whether any of the legal entities represented by footnotes (2)-(4) that are selling stockholders are affiliates of broker-dealers. If any of the selling stockholders are affiliates of a broker-dealer, clearly identify them as such and state in your prospectus whether:*

- *the sellers purchased in the ordinary course of business and*

- *at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.*

The Company respectfully confirms that, based upon information provided to the Company by the legal entities represented by footnotes (2), (3) and (4), none of those legal entities that are selling stockholders are affiliates of broker-dealers.

Description of Capital Stock, page 79

51. *The description of capital stock in the text of your filing should be materially complete, without qualifying in its entirety to the provisions of your amended and restated certificate of incorporation and amended and restated bylaws you attach as exhibits to this registration statement. Accordingly, please revise the second sentence from the introductory paragraph of this section.*

The disclosure has been revised on page 84 in response to the Staff's comment.

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United States Federal Income Tax Consequences to Non-United States Holders, page 83

52. *We note your somewhat lengthy description of dividend, gain on disposition and backup withholding tax consequences to non-U.S. investors. Please tell us whether you received a legal opinion on this issue or why you believe you are qualified to make legal conclusions as to U.S. federal income tax law.*

The Company supplementally advises the Staff that the Company has not received a tax opinion regarding the disclosure on pages 88 and 89. The disclosure has, however, been reviewed on the Company's behalf by its outside counsel. The Company respectfully notes to the Staff its belief that this disclosure is customary in public offerings, such as the Company's, that may include an overseas marketing effort. The Company further believes this information may be material to potential non-U.S. investors who may choose to purchase the Company's securities in the offering.

Shares Eligible for Future Sale, page 86

53. *Please disclose the circumstances under which Friedman, Billings, Ramsey & Co., Inc. will permit early release of shares subject to lock-up agreements.*

The disclosure has been revised on page 91 in response to the Staff's comment.

Underwriting, page 87

54. *In paragraph two, please briefly specify the "other conditions" that must be satisfied in order for the underwriters to purchase your common stock.*

The disclosure has been revised on page 93 in response to the Staff's comment.

55. *We note your disclosure at the bottom of page 89 stating that your underwriters may make available prospectuses in electronic format. More specifically, please tell us whether FBR, Piper Jaffray, RBC Capital Markets or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.*

Friedman, Billings, Ramsey & Co., Inc. ("FBR") has informed the Company that it will be facilitating Internet distribution for this offering to certain of its Internet subscription customers through its affiliated online broker/dealer, FBR Investment Services, Inc. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the Internet Website maintained by FBR. In February 2000, Ms. Kristina

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Schillinger, Esq. of the Securities and Exchange Commission reviewed the procedures used by FBR. After reviewing the procedures, Ms. Schillinger indicated that FBR is on the "pre-approved" list that is disseminated to the Division of Corporation Finance reviewers. FBR's procedures have not changed since her review.

Neither Piper Jaffray & Co. nor RBC Capital Markets Corporation will engage in any electronic offer, sale or distribution of the shares.

56. *Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning Website Pros or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.*

The underwriters have arranged to have one or more road show presentations for the offering produced and hosted by Netroadshow, Inc., on the Internet or via a FBR intranet site. Netroadshow's website is: www.netroadshow.com. A copy of the Standard Service Agreement between Netroadshow, Inc. and FBR is provided supplementally to the Staff. It provides for Netroadshow's engagement to produce and transmit road show presentations as requested by FBR from time to time, in compliance with applicable Staff no-action positions. The agreement prohibits editing of presentations except as permitted by Staff no-action positions, requires that access to presentations be limited to persons with passwords provided by FBR (with an access period of no more than 24 hours for any single password) and requires that presentations be maintained in a manner that prevents downloading or printing of presentations.

57. *We note that on page 89 of the prospectus you state that up to 5% percent of your shares of common stock may be reserved for sale under a directed share program to certain of your business associates. Please define "business associates" and describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the Company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.*

The disclosure has been revised on page 95 to clarify to whom the shares will be offered in connection with the directed share program in response to the Staff's comment.

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The Company further supplementally advises the Staff as follows:

At the Company's request, the underwriters expect to reserve for sale to the Company's officers, directors, employees, and other individuals who have family or personal relationships with the Company's employees (collectively, the "Invitees") up to 5% shares of common stock to be issued in the Company's initial public offering (collectively, the "Directed Shares") through the directed share program to be conducted by FBR. Generally, the Directed Shares would be offered and sold to the Invitees at the public offering price in a manner substantially similar to that described below.

The Company expects that certain of the Directed Shares offered in the directed share program will be electronically offered to prospective purchasers ("Electronic Invitees") in an on-line offering through FBRDirect, a division of FBR Investment Services Inc. and an affiliate of FBR. FBR has informed the Company that FBRDirect has filed its procedures with the Division of Corporation Finance of the Commission and these procedures are on the "pre-approved list" that is disseminated to the Division's reviewers. The Company expects that the majority of Invitees will be Electronic Invitees. The remaining Invitees ("Mail Invitees") will receive directed share program materials by mail as described below. FBR has informed the Company that it expects to designate a limited number of officers and directors of the Company as Mail Invitees and that FBR believes it will be better able to service the accounts of the Mail Invitees through its private wealth management group.

Through the directed share program, the Company will provide FBR with the names and addresses of each Invitee, as well as the e-mail addresses of each Electronic Invitee, along with the maximum number of Directed Shares that will be reserved for each Invitee. Based upon this information, FBR will prepare and mail to each Mail Invitee on the Company's behalf a package of materials consisting of a letter describing the directed share program and its mechanics (the "Friends & Family Letter"), an Indication of Interest Form ("IOI Form") and account opening information. This package of materials will also include a copy of the preliminary prospectus and a phone number that the Mail Invitee may call if he or she has any questions concerning the directed share program. A Form W-9 will also be included in the package, and the Mail Invitees will be advised to retain the form until they are subsequently contacted, as applicable, by FBR.

The package of materials provided to Electronic Invitees will be substantially similar to that provided to Mail Invitees. Electronic Invitees will receive an e-mail describing the program and its mechanics, similar to the Friends & Family Letter (the "Invitation E-mail"). The Invitation E-mail will include instructions on how to download a copy of the preliminary prospectus and on how to access a website dedicated to the directed share program. The website will provide information regarding opening an account at FBRDirect.

In addition to explaining the mechanics of the directed share program, each of the Friends & Family Letter and the Invitation E-mail will make clear that the Invitee is under no obligation to purchase Directed Shares through the directed share program, that responding to the mailing or e-mail will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the directed share program, assured of obtaining any or a particular number of Directed Shares, that no offer to buy Directed Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any

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such offer to buy can be withdrawn by the Company, in whole or in part, without obligation or commitment, at any time prior to notice of such offer's acceptance (which notice is to be given after the effective date of the Registration Statement). In addition, the Friends & Family Letter will explain to certain Mail Invitees that such Mail Invitees may be required to enter into a 180-day lock up agreement with respect to the Directed Shares purchased through the directed share program. If an Electronic Invitee will be subject to a lock-up agreement, after the Electronic Invitee receives an Invitation E-mail, a representative of FBR will contact the Electronic Invitee directly by phone to discuss the lock-up agreement. The Friends & Family Letter and the Invitation E-mail will also contain the legend set forth in Rule 134 of the Act.

The IOI Form is designed to be signed by the Mail Invitee and returned to FBR by facsimile. It is the method by which the Mail Invitee affirms certain statements contained in the Friends & Family Letter and provides certain personal information necessary for the administration of the directed share program. It will also contain the Mail Invitee's lock-up agreement, if applicable. Another item in the IOI Form will allow each Mail Invitee to indicate the maximum number of Directed Shares in which he or she wishes to express an interest. If the Mail Invitee is interested in reserving Directed Shares through the directed share program, he or she will be directed to return the completed IOI Form to FBR by a specified date. Once the Mail Invitee has returned a completed IOI Form to FBR, the Mail Invitee's personal information and the maximum number of Directed Shares in which the Mail Invitee has expressed an interest will be forwarded to FBR, which will contact the Mail Invitee to assist in opening an FBR account to allow for purchase of the Directed Shares.

The Invitation E-mail and accompanying materials that will be sent to Electronic Invitees will not include an IOI Form. Instead, the Invitation E-mail and the directed share program website referenced therein will provide Electronic Invitees instructions on how to open an account with FBR and make a conditional offer for Directed Shares (each a "Conditional Offer"). A Conditional Offer is an indication of interest by an Electronic Invitee. In order to make a Conditional Offer, each Electronic Invitee will be required to satisfy the same requirements as a Mail Invitee providing an IOI Form. For example, each Electronic Invitee must affirm that the Electronic Invitee has received a copy of the preliminary prospectus. The Conditional Offer also reiterates that the Electronic Invitee is not assured of obtaining any or all of the Directed Shares requested and that no offer to buy Directed Shares can be accepted by the Company until effectiveness of the Registration Statement. The Electronic Invitee will also indicate in the Conditional Offer the maximum number of Directed Shares in which he or she wishes to express an interest and must provide certain personal information necessary for the administration of the directed share program. An Electronic Invitee generally may modify or cancel his or her Conditional Offer until the time of pricing the Directed Shares.

Following receipt of all expressions of interest, Conditional Offers and the establishment of accounts for each applicable Invitee, the Company will determine the final allocation of Directed Shares which will be made available to the Invitees. This allocation will be made in the Company's sole discretion. In the case of Mail Invitees, once the Registration Statement has been declared effective and the public offering price of the Directed Shares has been determined, FBR will contact that Mail Invitee to communicate the public offering price and the maximum

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number of Directed Shares which the Company has determined that he or she may purchase. The Mail Invitee will then be asked whether he or she wishes to purchase Directed Shares at that price, and if so, how many Directed Shares (subject to a specified minimum number of Directed Shares and subject to the maximum aggregate number of Directed Shares as described above). The Mail Invitee may decline to purchase Directed Shares, agree to purchase Directed Shares but specify a lesser number of Directed Shares than the maximum number set by the Company or purchase the maximum number of Directed Shares. If the Mail Invitee agrees to purchase Directed Shares, a copy of the final prospectus will be mailed to the Mail Invitee along with a confirmation of the transaction.

In the case of Electronic Invitees, once the Registration Statement has been declared effective and the public offering price of the Directed Shares has been determined, an e-mail will be sent to Electronic Invitees alerting them of the offering price and the expected time of trading. Electronic Invitees will then be provided a limited time to cancel their Conditional Offers if they so choose. After this cancellation period expires and the Company determines the final allocation of Directed Shares, an e-mail confirming execution of the Conditional Offer will be sent to all Electronic Invitees who did not cancel their Conditional Offers. A copy of the final prospectus and a written confirmation of the order will be mailed to each Electronic Invitee who purchases Directed Shares in the directed share program.

The mechanics of the sale to the Invitees will be handled the same way as any other sale of shares to any purchaser in the public offering. The Invitees will not be required to pre-fund their accounts and payment will not be required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. Copies of the forms of directed share program materials to be used in the United States, namely the Friends & Family Letter, the Invitation E-mail and the IOI Form, are enclosed herewith and hereby provided supplementally to the Staff. Directed share program materials used in foreign jurisdictions will reflect non-substantive changes necessitated by the laws of the jurisdictions in which the Invitees reside, but the account opening procedures and the mechanics of the sale of Directed Shares to the Invitees in such foreign jurisdictions will remain unchanged. As of the date hereof, no materials have been furnished to any Invitee.

Where you can find more information, page 91

58.   *Please revise the first paragraph of this section that qualifies any references to contracts or any other documents in the prospectus as not necessarily complete. As you know, Rule 411(a) of Regulation C permits this type of qualification or incorporation by reference only where a summary of a document is required to be included in the prospectus.*

The disclosure has been revised on page 96 in response to the Staff's comment.

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Financial Statements - Website Pros, Inc.

Consolidated Balance Sheets, page F-3

Redeemable convertible preferred stock

59.   *We note that you have classified your redeemable convertible preferred stock in the Stockholders' equity section of your balance sheet. Your disclosure on page 41 under "Recently Adopted and Recently Issued Accounting Standards" indicates that because your preferred stock is not mandatorily redeemable, you believe it is more properly included in stockholders' equity than between liabilities and stockholders' equity. Supplementally explain to us why you believe such classification is appropriate and tell us how you considered Rule 5.02.28 of Regulation S-X, EITF Topic D-98 and ASR 268.*

In response to the Staff's comment, after further consideration of Rule 5.02.28 of Regulation S-X, EITF Topic D-98 and ASR 268, the Company has reclassified its convertible redeemable preferred stock from stockholders' equity to between liabilities and stockholders' equity for all periods presented. The disclosure has been revised on pages 6, 20, 26, 46, F-3, F-5, F-14, and F-44 in response to the Staff's comment.

60.   *Tell us why you have not presented an unaudited pro forma consolidated balance sheet and statement of stockholders' equity as of March 31, 2005 to reflect the assumed conversion of your convertible redeemable preferred stock. We may have further comment.*

The disclosure has been revised on pages F-3, F-4, and F-11 in response to the Staff's comment.

Consolidated Statement of Operations, page F-4

61.   *Tell us how your classification of depreciation and amortization complies with SAB Topic 11B.*

The Consolidated Statement of Operations has been revised in response to the Staff's comment.

Note 1. The Company and Summary of Significant Accounting Policies, page F-7

Revenue Recognition

62.   *You indicate that subscription packages for hosting and marketing services for customized websites are sold separately from the customized website. Supplementally tell us how you have considered paragraph 2 of EITF 00-21. We also note that customer support and technical support services are provided for customized websites. These appear to be multiple element arrangements. Tell us and revise your disclosure to identify all elements included in each type of sales transaction and how you have considered EITF 00-21.*

The Company respectfully advises the Staff that it believes that the sale of hosting and marketing services to customers for which the Company has designed customized Websites represents

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multiple element arrangements since the separate contracts with the same entity that are entered into at or near the same time are presumed to have been negotiated as a package under paragraph 2 of EITF 00-21. The Company further supplementally advises the Staff that approximately 62% of custom Websites completed within the past 90 days were hosted by another provider once the Company had designed the Website. The Company does offer additional services separately to its custom Website customers, and these services, as well as the Website design itself, are priced and billed based upon a standard price listing for each service and on a per-proposal basis in accordance with a specific project scope document for the custom Website design. The Company does not offer any of these services on a discounted basis. The Company regularly sells these services on a stand-alone basis based upon the standard price listing. As a result, the Company has VSOE of fair value for these services. By way of example, the Company notes for the Staff that a custom Website customer could cancel its hosting services with the Company and then resume the hosting services at a later date at the same pricing. The Company further respectfully advises the Staff that any additional services, including hosting or marketing, are recognized separately over the period for which services are performed. These services are offered on a monthly basis and may be canceled at any time. The disclosures on pages 29 and F-8 have been revised to more clearly describe this process in response to the Staff's comment.

In response to the Staff's comment regarding customer support and technical support services, please see the Company's response to the Staff's comment #66.

63.   *Pursuant to footnote 1 of SOP 81-1 percentage of completion accounting is not the appropriate accounting for your professional services. Revise your disclosure to indicate the correct accounting, such as a proportional performance model for recognizing revenue. Tell us and disclose why labor hours incurred is an appropriate measure to allocate revenue between reporting periods.*

The disclosure has been revised on pages 29 and F-8 in response to the Staff's comment.

64.   *Tell us about any post contract support services (PCS) you offer to customer that license your software products. If PCS is offered tell us how you have considered paragraphs 9 and 10 of SOP 97-2 and tell us how revenue from these services is recognized.*

The Company respectfully advises the Staff that the Company does not provide technical support to its software customers.

65.   *We note you consider delivery of licensed software to occur when shipped and when the end-user has been electronically provided activation keys. Tell us if this provision of the key is within the terms of your arrangement with the customer or this is something you provide unilaterally.*

The Company notes that the disclosure on page F-8 regarding electronic licensing agreements was intended to describe the electronic delivery of software upon download by the customer. When a customer downloads the Company's software, the customer takes possession of the software as well as the license key upon the successful download of the product. Accordingly, the Company respectfully advises the Staff that the provision of the license key to the customer is within the terms of the Company's agreement with the customer. The disclosure has been revised on pages F-8 and F-29 to more clearly describe this process in response to the Staff's comment.

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66.   *We note you offer professional services which relate to license sales and website design. Please describe to us the factors you consider in concluding whether services are essential to the functionality of other elements of your arrangements. Please provide us with specific examples. Identify elements included in multi-element arrangement and address the extent to which you have established VSOE for each of the elements.*

In response to the Staff's comment, the disclosure on pages 29, F-7 and F-8 has been revised to clarify that the customer support and technical support services were provided only in 2002 and prior as outsourcing services for a third party and are unrelated to the Company's custom website, license or subscription customers. Revenue derived from these outsourced services was recognized as services were rendered and earned. The Company supplementally advises the Staff that the Company derived professional services revenue only from custom Website design in 2003 and 2004.

67.   *For any rights of returns to your customers or end users address how your accounting and disclosure complies with SFAS 48. We note your disclosure of customer refunds on page 28.*

The disclosure has been revised on pages 29 and F-8 to clarify the Company's accounting for license revenue in accordance with SFAS 48 in response to the Staff's comment. The Company respectfully notes to the Staff that, because SFAS 48 applies to product sales (not services) the Staff's comment is understood by the Company to address revenue recognition for license revenue discussed on page F-8 and not revenue recognition for subscription or professional services discussed on pages F-7 and F-8. Accordingly, the Company respectfully directs the Staff's attention to the disclosure of customer refunds on page 30 and notes that the disclosure applies specifically to subscription revenue.

68.   *Describe for us the payment terms you offer and the relationship of those terms to your software license term. Tell us how you account for revenues billed to third party end-user under your "Billing Module" as disclosed on page 52. Describe any installment term arrangements you offer and your related revenue recognition. Provide supplemental analysis of any payment terms or arrangements involving set-offs or termination charge reimbursements or concessions associated with your normal payment terms. Describe any concessions you make to your customers and explain your related accounting. Explain how your normal payment terms comply with the guidance in paragraphs 27 through 29 of SOP 97-2.*

In response to the Staff's comment, the Company supplementally advises the Staff that customers who purchase a software license from the Company online pay at the time of order using a credit card or an ACH. Some distributors of the Company's software license pay on the sale of the software license to the ultimate end-customer while other distributors pay upon contractual payment terms of 30 or 60 days. The Company offers a perpetual software license.

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The Company further supplementally advises the Staff that the "Billing Module" as disclosed on page 56 only relates to the Company's internal billing system for subscription and professional service customers and is not used to bill software license customers. In response to the Staff's comment, the disclosure on page 56 has been revised to clarify that the Billing Module only supports the Company's subscription and professional services customers.

The Company respectfully notes for the Staff that it does not make concessions with respect to its software license customers. The Company's normal payment terms do not include extended payment terms. Accordingly, the Company's normal payment terms provide for a fixed and determinable fee at the outset of an arrangement in accordance with the guidance provided in paragraphs 27 through 29 of SOP 97-2. In response to the Staff's comment, the disclosure on pages 29 and F-8 has been revised to further disclose the revenue recognition policy related to distributors who pay upon shipment of the software product to end-customers.

69.   *Tell us how you account for customer cancellation of subscriptions to your Web services. We note there is little or no penalty from your risk factor disclosure on page 7.*

The Company supplementally advises the Staff that upon cancellation of a subscription customer, services are provided and revenue is recognized through the effective cancellation date. If a customer receives a discount for the quarterly, semi-annual, or annual payment plan selected, the customer forfeits that benefit if the service is terminated prior to the end of the service period. The Company maintains a reserve for anticipated refunds based upon historical experience. Any adjustments to the reserve are recorded as an adjustment to revenue.

70.   *Where you deal with thinly-capitalized resellers explain how you assess the collectibility of receivables.*

The Company respectfully advises the Staff that it does not currently deal with any resellers it considers to be "thinly-capitalized." The Company only currently deals with a limited number of resellers and is knowledgeable about their financial positions.

71.   *Describe the acceptance clauses you use in determining whether delivery has occurred. Tell us if after delivery testing and acceptance are to take place prior to revenue recognition and if you have clear timescales for such procedures with trigger points of acceptance.*

The Company supplementally advises the Staff that the Company's software license arrangements do not include any acceptance clauses. Accordingly, revenue recognition is not dependent upon testing and acceptance following delivery. In further response to the Staff's comment, the disclosure has been revised on pages 29 and F-8.

72.   *We note that your deferred revenue is related to your subscriptions, the majority of which are billed monthly as disclosed on page 25 in the third paragraph. Please explain why your deferred revenue balances for each of the three years ended December 31, 2004 have decreased as a*

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proportion of the fiscal year's Subscription revenues. Describe and disclose any changes in billing or collection practices and policies over that three year period.

The disclosure has been revised on pages 27 and 44 in response to the Staff's comment. The Company supplementally advises the Staff that the Company's deferred revenue balances have decreased as a proportion of subscription revenues for each of the three years ended December 31, 2004, due to the discontinuation of the annual discounted prepayment billing option for new customers during 2003. The Company expects deferred revenue related to subscription customers billed on a monthly and quarterly basis to continue to become a greater percentage of total deferred revenue as compared to revenue related to subscription customers billed on an annual basis.

73. *Where you revise your revenue recognition policy in response to the foregoing comments consider similar revision to your Critical Accounting Policies disclosure on page 27.*

The disclosure has been revised on page 29 in response to the Staff's comment.

Note 4. Acquisition of Assets from Innuity, Inc., page F-13

74. *You indicate that the shares issued to acquire the assets of Innuity, Inc. were valued at $0.10 based on management's valuation analysis. Supplementally tell us more about this analysis and the methodology used to determine the $0.10 per share value*

The Company supplementally advises the Staff that the Company evaluated the value of the shares issued to acquire the assets of Innuity using three different valuation methodologies: cost approach, market approach and discounted cash flow approach. Based upon the cost approach analysis, which typically sets the baseline valuation, the Company determined a fair value per share of $0.10. The market approach analysis also supports this valuation with a mean/median value of $0.08 per share.

Cost Approach

Under the cost approach, the Company assumes a liquidation of its assets and liabilities as of February 2002. Table A below summarizes the resulting valuation of $0.10 per common share, based on the following assumptions:

- Fixed Assets –The Company estimated a liquidation value based on successful sales of furniture and computer equipment to a third party during this timeframe;

- Other Long Term Assets – The Company used the book value recorded for assets acquired from Net Objects, which included primarily Website development software, patent licenses and a registered user list, and then, because there were no other parties bidding to purchase these assets at the time the Company acquired them, the Company discounted the book value by 25%; and

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- Lease Obligation – In addition to the recorded liabilities, the Company estimated the future obligations under its operating lease for the Jacksonville facility.

Table A – Cost Approach Valuation

Per Share Valuation
Common Stock Value	$ 3,786,582
Common Stock Outstanding, fully-diluted	35,347,579
Per Share Value	$ 0.1071

Market Approach

The market approach attempts to determine how a sophisticated investor would value the Company by looking at relevant financings completed during 2002. The Company supplementally advises the Staff that it gathered data related to relevant venture capital financings completed during 2002 in the information services sector. This data included pre-transaction valuations and the implied revenue multiples for financings that were characterized as "restart" or "recapitalization" financings by the companies reporting them. The Company believes that multiples for these financings are most relevant for its valuation since, at the time of the Innuity transaction, the Company was itself undergoing a recapitalization. Table B summarizes the implied valuation using various revenue multiples for 2002.

Table B – Market Valuation

	25th Percentile	Median/Mean	75th Percentile
Comparable Market Revenue Multiple	0.39	0.65	0.91
The Company's 2001 Revenue	$ 3,865,071	$ 3,568,071	$ 3,865,071
Enterprise Valuation	$ 1,507,378	$ 2,512,296	$ 3,517,215
Debt	$ 352,109	$ 352,109	$ 352,109
Equity Valuation	$ 1,155,269	$ 2,160,187	$ 3,165,106
Common Stock Outstanding	28,740,661	28,740,661	28,740,661
Per Share Value	$ 0.04	$ 0.08	$ 0.11

Discounted Cashflow Approach

The Company supplementally advises the Staff that the Company does not believe the discounted cashflow approach is the most appropriate measure of the Company's value because of the Company's significant operating losses in 2001 and prospects for 2002 prior to the Innuity asset

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acquisition. The Company performed a discounted cash flow analysis, resulting in no value for the common stock.

Conclusion

The Company respectfully notes to the Staff that, based upon the factors and analyses set forth above, the Company valued the stock issued to Innuity in connection with the Company's acquisition of Innuity's assets at $0.10 per share.

Note 8. Stock Based Compensation Plans, page F-16

75. *Supplementally provide us the following information in tabular chronological order for stock option grants and other equity-related transactions for the two years ended December 31 , 2004 and subsequent interim period:*

*   The type of equity related instrument;
*   The date of grant/issuance;
*   Description/name of option or equity holder;
*   The reason for the grant or equity related issue;
*   The number of options or equity instruments granted or issued;
*   The exercise price or conversion price;
*   The fair value of underlying shares of common stock;
*   The total amount of compensation deferred, beneficial conversion feature and expense recognized, reconciled to your financial statement disclosures;
*   The magnitude and timing of the amortization expense; and
*   Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Cooley Godward LLP

Neil Miller
June 8, 2005
Page Thirty-Three

76. *Tell us how you determined fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods or preferred and common stock transactions to determine your common stock fair value, explain why you believe these best represent fair value. Describe the parties to the transactions and their relationship to you. Describe and disclose the material assumptions used in your valuations and why they are appropriate in light of the guidance in the AICPA Audit and Accounting Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation (the "Practice Aid"). For example, explain why you believe straight-line appreciation reflects an appropriate method of determining fair value.*

In response to the Staff's comment, the Company respectfully directs the Staff to the disclosure provided on pages 30 through 32 regarding Accounting for Stock Based Compensation. In further response to the Staff's comment, the disclosure has been revised on pages F-11, F-12, F-13, F-18, F-19, and F-21 to add further disclosure to clarify how the Company determined the fair value of the underlying shares of common stock at each grant date, why a particular valuation method or equity transaction represents fair value, the relationship of parties to such equity transactions, and the material assumptions the Company used in its valuations.

77. *Highlight any transactions with unrelated party parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on your common stock fair value of events which occurred for the one-year period prior to the registration statement's filing. Your response should clarify the reasons for*

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Page Thirty-Four

any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events within the company and the broader market that explain the significant changes in fair value of your common stock.

The Company supplementally advises that prior to Insight Venture Partners' purchase of shares of the Company's Series A convertible redeemable preferred stock in December 2003, at a per share price of $0.5758, Insight Venture Partners was not, and none of Insight Venture Partners' affiliates was, an affiliate of the Company, nor did Insight Venture Partners theretofore own any of the Company's capital stock. Accordingly, the Company has determined that this transaction represents particularly strong evidence of an objective fair value per share determination as it was negotiated between unrelated parties at arms length.

The Company further supplementally advises the Staff that the Company believes that Norwest Venture Partners' purchase of shares of the Company's Series B convertible redeemable preferred stock, at a per share price of $1.4281, also represents particularly strong evidence of an objective fair value per share determination. The price per share paid by Norwest Venture Partners in this transaction was the same as the price per share an unrelated third party offered to pay for the shares, and stockholders and members of the board of directors who are unaffiliated with Norwest Venture Partners unanimously approved the transaction. Accordingly, the Company believes that this transaction is strong evidence of fair value notwithstanding the fact that at the time of the purchase Norwest Venture Partners was an affiliate of the Company.

The Company believes that the appreciation of value between these two transactions should be linear based upon the similarly linear growth of the Company's revenue and profitability during the time period. The Company believes that the following events and trends have impacted the value of the Company's common stock over the one year period prior to the registration statement's filing:

- The increase in the Company's revenue (revenue for the three months ended March 31, 2005 increased 53% over the revenue for the three months ended March 31, 2004);
- The Company's continued expansion of its operations and employee headcount (employee headcount increased 40% from 243 employees as of March 31, 2005 to 341 employees as of March 31, 200); and
- The completion of the Leads.com acquisition and the E.B.O.Z. asset acquisition and the related increased breadth of the Company's website services and products.

78. *In addition, tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.*

The Company supplementally advises the Staff that it has not yet determined its proposed IPO price. The Company expects to include an estimated price range in a future amendment.

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Thirty-Five

The Company has worked with FBR since July 2003, when FBR began to assist the Company with its capital raising transactions. In October of 2004, FBR introduced the Company to RBC Capital Markets Corporation and Piper Jaffray & Co. In November 2004, the Company had a series of meetings with all three underwriters to discuss the possibility of an initial public offering. During these meetings, the underwriters did not present the Company with a formal valuation, but instead identified comparable companies, discussed the Company's financial position in comparison to those companies and discussed multiples of expected future earnings represented by the then-current market valuations of those companies. In April 2005, shortly before the first filing of the Registration Statement, the Company refined its financial model and its projections for its financial performance in future periods and requested that FBR provide an update about then-current market valuations and multiples of comparable companies.

79. *Tell us how your disclosure complies with paragraphs 179 to 182 of the Practice Aid.*

The Company supplementally advises the Staff that it has reviewed paragraphs 179 to 182 of the Practice Aid and has provided the recommended disclosures on pages F-18 through F-21 and pages 30 through 32. The Company respectfully advises the Staff that it will add further disclosure regarding the intrinsic value of outstanding vested and unvested options based on the estimated IPO price, when available, and the options outstanding as of the most recent balance sheet date presented in the registration statement.

Note 17. Subsequent Events, page F-25

Series B Convertible Redeemable Preferred Stock

80. *We note that in February 2005 you issued Series B Convertible Redeemable Preferred Stock. Revise to include the disclosures required by SFAS 129.*

The disclosure has been revised on pages F-28 through F-30 in response to the Staff's comment.

81. *Provide your analysis of the significance of the E.B.O.Z. acquisition pursuant to Rules 1-02 and 3.05 of Regulation S-X.*

The Company supplementally advises the Staff that the Company initially determined that the E.B.O.Z. asset acquisition was not a "significant business combination," as such term is used in Regulation S-X, based on the Company's calculations in accordance with Rule 3-05. Accordingly, the Company was not required to include either financial statements for E.B.O.Z. or *pro forma* financial statements for the Company showing the effect of the E.B.O.Z. asset acquisition. However, as a result of the correction of the accounting for the repriced stock options, E.B.O.Z. met the significance test for income under Rule 3-05. Based on further review of its application of Rule 3-05, the Company determined that the application of Staff Accounting Bulletin 80 ("SAB 80") is appropriate due to the Company's aggregation of discrete businesses that remain substantially intact after acquisition. The Company's calculations of the significance

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June 8, 2005
Page Thirty-Six

of its acquisitions in accordance with SAB 80 are shown in the table below. Based on these calculations, E.B.O.Z. did not meet the significance tests set forth in SAB 80, and therefore financial statements for E.B.O.Z. have not been included.

SAB 80 Analysis

	Company's Consolidated Balances at 12/31/04	Leads.com Pro Forma*	E.B.O.Z. Pro Forma*	Total Pro Forma at Assumed Initial Public Offering Date**
Total Assets	$13,370,000	$14,354,000	$1,793,000	$29,517,000
Asset Significance (as percentage of Total Pro Forma)		48.63%	6.07%	
Income from Continuing Operations (pre-tax)	$ 121,000	$ (2,759,000)	$ (273,000)	$ (2,911,000)
Income Significance (as percentage of Total Pro Forma)		94.78%	9.38%	
Investment		$12,732,000	$1,632,000	$29,517,000
Investment Significance (as percentage of Total Pro Forma)		43.13%	5.53%	
Highest Significance		*94.78 %*	*9.38 %*	

* Pro forma assuming acquisition had occurred on January 1, 2004.

** In accordance with SAB 80.

<u>Financial Statements - Leads.com Inc.</u>

<u>Note 1. The Company and Summary of Significant Accounting Policies, page F-32</u>

<u>Revenue Recognition</u>

82. *We note that you record revenue from subscription services as services are performed on daily basis over the service period. We further note on page 51 you indicate that Leads.com customers receive a monthly report that tracks the number of impressions, clicks, and calls generated by the*

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Thirty-Seven

advertisements placed on their behalf. Your disclosure "as services are performed" seems overly general. Do you recognize revenue from these transactions as impressions are delivered or click-through's occur? Please advise and revise your disclosure to specify when services are performed.

In response to the Staff's comment, the disclosure has been revised on page F-36. The Company supplementally advises the Staff that while Leads.com customers receive a monthly report that tracks the number of impressions, clicks, and calls generated by the advertisements placed on their behalf, the related billing is not dependent upon these statistics. Rather, the Company bills its customers on a monthly subscription basis. Therefore, revenue is recognized on a daily basis over the service period. There are no undelivered elements at the end of the monthly service period.

Note 2. Intangible Asset, page F-35

83. *It appears that you are not amortizing the domain name you acquired in August 2004. Supplementally tell us why you believe that the domain name should be deemed an intangible asset with an indefinite useful life. Explain why you believe that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful life of these intangible assets.*

The Company supplementally advises the Staff that the Company considered the following key elements in determining that the domain name should be deemed an intangible asset with an indefinite useful life:

- The domain name is inseparable from the trade name, Leads.com;
- The Leads.com business model relies significantly on the internet and its domain name;
- The Company intends to use the domain name indefinitely;
- The domain name is not tied to a specific product or service having a finite life; and
- The trade name/domain name is expected to contribute directly or indirectly to future cash flows of the business indefinitely.

To the Company's knowledge, there are no legal, regulatory or contractual impairments or threats that would limit the life of this asset. The Company further supplementally advises the Staff that the Company has not identified any competitive, economic or other factors that could limit the useful life of this asset. In accordance with SFAS 142, the Company intends to reassess for indicators of impairment on at least an annual basis.

Pro Forma Financial Statements, page F-40

84. *The shares you issued to acquire Leads.com were valued at $12.6 million. or approximately $1.08 per share. Supplementally tell us and disclose how you determined the fair value of the shares issued. Tell us what valuation methods you used to determine the common stock fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed. Describe and disclose the material assumptions used in your valuations.*

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Thirty-Eight

Additionally, revise your disclosure and tell us how you determined the estimated fair value of the Leads.com options you assumed. Reference the authoritative literature supporting your accounting.

The Company supplementally advises the Staff that given the uncertainties involved in valuing the Company's stock, and the fact that the negotiations between the parties to the acquisition were based on numbers of shares independent of per share value, in April 2005, the Company engaged a third party to value Leads.com. Management believed that the value of the assets exchanged would lend a more reliable estimate of the value of the shares issued. Accordingly, the third-party valuation specialist determined the enterprise fair value for Leads.com as well as the fair value of its intangible assets in April 2005. Given the Company's expectation that Leads.com would produce income, the valuation specialist relied on the discounted cash flow method. The cash flow model used to evaluate the acquisition served as the basis for the valuation and included an 11-year forecast of income and cash flows. Other key assumptions included a discount rate of 32.5% and a growth rate implicit in the terminal value of 6%.

The fair value of the assumed options was calculated as of the date of acquisition using a Black Scholes model and the following assumptions: fair value of common stock $1.7569; risk-free rate of 4.29%, dividend yield of 0%, and an expected life of 7 years. The resulting fair value of the options was allocated between deferred compensation and the purchase price based upon the intrinsic value and the remaining vesting period in accordance with FIN 44, *Accounting for Certain Transactions Involving Stock Compensation.*

85. *Supplementally, explain how you complied with the provisions of EITF 01-03 in assigning value and determining the classification of the assumed liability related to deferred revenue in your acquisition of Leads.com.*

The Company supplementally advises the Staff that it considered the provisions of EITF 01-03 and determined that the deferred revenue assumed as part of the Leads.com acquisition represents a liability that should be recognized, since the deferred revenue represents a contractual obligation. The Company respectfully notes that Leads.com signs a contract with each customer to provide specified services for a defined period of time, and the Company assumed these contracts in connection with the acquisition. Accordingly, the Company has a legal obligation to provide the related services. The Company allocated value to the deferred revenue liability based upon the fair value of the services the Company is obligated to provide. The fair value was estimated as the cost expected to be incurred by the Company to perform the obligations under the contract plus a reasonable profit associated with the performance effort.

86. *You refer to the use of an independent appraisal and valuation firm to determine the fair market value of the assets acquired in the Leads.com acquisition. When a reference to an independent appraisal or valuation is included in a filing in the 1933 Act environment, you should also disclose the name of the expert and include the expert's consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove this reference. Please revise.*

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June 8, 2005
Page Thirty-Nine

The disclosure has been revised on page F-47 to remove reference to the expert in response to the Staff's comment.

87. *Tell us why you have not classified depreciation and amortization within cost of revenues for the year ended December 31, 2004 and interim period ended March 31, 2005 pursuant to SAB Topic 11B.*

The combined condensed statements of operations have been revised on pages F-45 and F-46 in response to the Staff's comment.

Part II

Item 15. Recent Sales of Unregistered Securities, pages II-2 - II-3

88. *You indicate in (2) that in November 2003 all outstanding options with an exercise price greater than $0.40 per share were repriced to have an exercise price of $0.40 per share. Supplementally explain how you accounted for the repricing and tell us how you considered the guidance in Question 11 of FIN 44.*

In response to the Staff's comment, and based upon the Company's review of the November 26, 2003 repricing and the guidance in Question 11 of FIN 44, the Company has changed the accounting for the modified option awards to the variable method of accounting. The awards will be accounted for as variable from the date of modification to the date the award is exercised, forfeited, or expires unexercised. The change to the variable method of accounting resulted in compensation expense of $673,000 and $0 for the years ended December 31, 2004 and 2003, respectively. As a result, the Company has restated the financial statements and the footnotes and Management's Discussion and Analysis to reflect the additional compensation expense and discuss the method of accounting used for these awards.

89. *Please revise paragraphs (17) and (19)-(20) to quantify the dollar amount of non-cash "consideration." See Item 701(c) of Regulation S-K.*

The Company respectfully advises the Staff that the dollar amount of non-cash consideration was not determined for the transactions described in paragraphs (17), (19) and (20). All three issuances were the result of arms-length negotiations regarding the number of shares to be issued, independent of any dollar value.

90. *Currently, you group transactions (3)-(20) together and state that you relied on Section 4(2) and/or Regulation D and/or Regulation S. Revise to specify the section of the Securities Act or Commission rule under which exemption was claimed and briefly state the facts relied upon to make the exemption available for each unregistered sale listed in paragraphs (18)-(20). See Item 701(d) of Regulation S-K. With respect to 4(2) issuances, the purchasers must in fact be sophisticated with access to information or accredited.*

The disclosure has been revised on page II-4 in response to the Staff's comment.

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Forty

Exhibits

91. *We note from your filing that you market your products and services partly through entities for which you have strategic relationships listed on page 54 and those entities you utilize as consultants and third party providers and developers listed on page 55. Based on your disclosure, it appears you may be substantially dependent on at least some of these third parties for purposes of Item 601(b)(10) of Regulation S-K. To the extent that you are substantially dependent upon any party and you have a written agreement with this party, please file the agreement as an exhibit or supplementally advise. To the extent that you have no long-term contracts with these parties (as suggested in risk factors), please specifically address the nature of your agreements.*

In response to the Staff's comment, the Company respectfully advises the Staff that the Company may be substantially dependent on its agreement with Discover Financial Services, and, accordingly, intends to file its written agreement with Discover Financial Services as Exhibit 10.9 to the Registration Statement, as currently disclosed in the index to exhibits to the Registration Statement. The Company further supplementally advises the Staff that the Company does not believe it is substantially dependent on any other third party or any other agreement with any other third party. The Company's agreements with these parties are short-term, terminable at the will of either party on notice as short as thirty days. Accordingly, the Company does not intend to file any other agreement as an exhibit to the Registration Statement and does not believe further discussion of the nature of these agreements is required. The Company also respectfully calls the Staff's attention to its revised disclosure on page 59, clarifying the nature of the agreements with third parties other than Discover Financial Services.

92. *While we are able to locate your lease agreement with FLAGLER Development Company for leased office space, we are unable to locate the one relating to your co-location facility in Jacksonville, Florida upon which you appear to be substantially dependent. As such, please file this agreement or tell us why it is not required. See Item 601(b)(10)(i)(B). Please set forth the material terms of your agreement, including, for example, the terms and material termination provisions. Consider whether your risk factor disclosure on any risks associated with the co-location facility could be enhanced.*

In response to the Staff's comment, the Company respectfully advises the Staff that the Company does not hold a lease to the co-location facility. Rather, as discussed on page 55, the Company contracts with a third-party that provides the co-location facility and services. The Company respectfully advises the Staff that the contract between the Company and its co-location provider was "made in the ordinary course of business," is of the type "such as ordinarily accompanies the kind of business conducted" by the Company, is not material to the Company or its financial position (in fact, it involves only approximately $8,000 per month in expense) and does not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K. Thus, the Company believes that this agreement is not required to be filed as an exhibit per Item 601(b)(10) of Regulation S-K.

* * *

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Cooley Godward LLP

Neil Miller
June 8, 2005
Page Forty-One

The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.

In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the contents of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that Website Pros may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at the number set forth below, rather than rely upon the United States mail for such notice.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Respectfully submitted,

/s/   James F. Fulton, Jr.

James F. Fulton, Jr.

cc: David Brown, Website Pros, Inc. (without enclosures)
       Kevin Carney, Website Pros, Inc. (without enclosures)
       Brent B. Siler, Esq., Wilmer Cutler Pickering Hale and Dorr LLP (without enclosures)

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